OM

18007104

Securities and Exchange

MAY 03 2018

RECEIVED

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER 8-49140

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HMC Investments, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2100 Third Avenue North, Suite 600
(No. and Street)

Birmingham	Alabama	35203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sonja J. Keeton, EVP & CFO — (205) 987-5665
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Warren Averett LLC
(Name – *if individual, state last, first, middle name*)

2500 Acton Road	Birmingham	Alabama	35243
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Sonja J. Keeton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HMC Investments, Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sonja J. Keeton
Signature

EVP & CFO
Title

Julia G. Young
Notary Public

JULIA G. YOUNG NOTARY PUBLIC ALABAMA STATE AT LARGE

My Commission Expires
June 19, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HMC Investments, Inc.
Index
December 31, 2017

Warren Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
HMC Investments, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of HMC Investments, Inc. as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of HMC Investments, Inc. as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of HMC Investments, Inc.'s management. Our responsibility is to express an opinion on HMC Investments, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to HMC Investments, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Warren Averett, LLC

We have served as HMC Investments, Inc.'s auditor since 2014.

Birmingham, Alabama

February 27, 2018

HMC Investments, Inc.
Statement of Financial Condition
December 31, 2017

Assets	
Cash	$ 2,274,038
Restricted cash	10,651
Accounts receivable	2,052
Accounts receivable from affiliates	2,347
Prepaid assets	63,386
State tax receivable	60
Refundable deposit	7,704
Fixed assets, net	141,903
Total assets	$ 2,502,141
Liabilities and Stockholder's Equity	
Accounts payable	$ 13,776
Accrued liabilities	1,305,982
Accounts payable to parent	701,363
Accounts payable to affiliate	550
Total liabilities	2,021,671
Common stock, $1 par value, 1,000 shares authorized, issued, and outstanding	1,000
Additional paid-in capital	164,000
Retained earnings	315,470
	480,470
Total liabilities and stockholder's equity	$ 2,502,141

The accompanying notes are an integral part of the statement of financial condition.

1. General

HMC Investments, Inc. (the Corporation), a wholly owned subsidiary of Harbert Management Corporation (HMC) (parent), was incorporated on February 1, 1996, for the purpose of being a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Corporation was established primarily to assist HMC and its affiliates in the marketing of HMC sponsored unregistered investment funds under Regulation D and serving as an "in-house" placement agent in the United States for interests in investment funds. The Corporation operates under an exemption of SEC Rule 15c3-3 and does not hold customer monies or securities.

2. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Corporation:

Basis of Presentation

The accompanying statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) and are presented under the accrual basis of accounting.

Cash

The Corporation considers cash and all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2017, the Corporation does not hold any such debt instruments.

Restricted Cash

Restricted cash represents funds held on deposit with FINRA. The funds will be used for future costs associated with maintaining the Corporation's FINRA license.

Fixed Assets

Fixed assets are recorded at cost and are depreciated using the straight-line method. Computers and equipment and furniture and fixtures are depreciated over their estimated useful lives, which range from 3 to 7 years. Leasehold improvements are amortized over their estimated useful life, or the remaining lease term, whichever is shorter. Maintenance and repairs are charged to expense when incurred; betterments and improvements that materially prolong the lives of the assets are capitalized. The cost of assets sold or retired and the related accumulated depreciation are removed from the respective accounts, and the gain or loss on such disposition is recognized currently. The costs are being capitalized but are not being amortized. Once the asset is complete and available for use, amortization will commence over its estimated useful life.

Accounting for Income Taxes

The Corporation is included in the consolidated federal and certain state income tax returns of its parent, HMC. The consolidated income taxes are allocated to the Corporation under a Tax Allocation Agreement based on its contribution to the consolidated tax provision or benefit. If the Corporation generates a current net operating loss, or if members of the consolidated group utilize any of the Corporation's net operating loss carryforwards, a credit is allowed for the tax benefit of the portion of the loss which is utilized to offset taxable income of other members of the consolidated group. Current federal and states of Alabama, California, and New York tax provisions and benefits, if any, are settled through the intercompany account with HMC. Net operating loss carry forwards represent tax losses generated which have not been used to offset taxable income of the Corporation or other members of the consolidated group.

The Corporation accounts for income taxes in accordance with Accounting Standards Codification (ASC) 740-10-05, *Accounting for Income Taxes*. Under ASC 740-10-05, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end. The amounts recognized are based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Corporation evaluates its tax positions and establishes assets and liabilities in accordance with the applicable accounting guidance on uncertainty in income taxes. The Corporation reviews these tax uncertainties in light of changing facts and circumstances and adjusts them accordingly. The Corporation does not believe it has any significant uncertain tax positions as of December 31, 2017.

Compensated Absences
The Corporation's employees accumulate vacation and sick leave at varying rates depending upon their years of continuous service and payroll classification, subject to maximum limitations. Upon termination of employment, employees are paid all unused accrued vacation. Included in accrued liabilities on the statement of financial condition is an accrual of approximately $46,000 as of December 31, 2017, for accrued vacation pay. There is no such accrual recognized for sick leave benefits because there is no terminal cash benefit available to employees for accumulated sick leave.

Use of Estimates
The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Concentration of Credit Risk
The Corporation maintains cash accounts with one large financial institution. At times, such amounts may exceed the Federal Deposit Insurance Corporation insured limit of $250,000. The Corporation believes that no significant concentration of credit risk exists with respect to its cash accounts.

The Corporation earns revenue for services provided under a placement agent agreement. During 2017, the Corporation derived 100% of its revenue from this agreement.

Commitments and Contingencies
The Corporation, in its capacity as a broker-dealer, is subject to litigation and various claims, as well as examination by regulatory agencies. On the basis of information furnished by legal counsel and others, management believes no matters are pending that will have a material adverse effect on the financial position of the Corporation.

Subsequent Events
Subsequent events have been evaluated through February 27, 2018, which represents the date that the statement of financial condition was issued.

3. Net Capital Requirements

The Corporation is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Corporation had net capital of $252,367, which was $117,589 in excess of the minimum requirement of $134,778.

4. Placement Agent and Shared Services Agreements

Effective May 30, 2008 and superseding previous agreements, the Corporation entered into an agreement with Harbert Fund Advisors, Inc. (HFA), an affiliated entity, and various HMC sponsored unregistered investment funds under Regulation D, all of which are also affiliated entities, to act as the placement agent for the private placement of interests of the investment funds to qualified investors. In consideration for the services provided by the Corporation, HFA pays the Corporation an annual fee as outlined in the agreement. The agreement will continue in effect for successive one year periods unless the Corporation or HFA terminate the agreement upon providing a 45 day written notice to the other parties (ie. investment funds) to the agreement.

Effective June 1, 2008, the Corporation entered into a shared services agreement with HMC. This agreement, amended on August 4, 2008, and June 1, 2009, allows for HMC to provide certain administrative services to the Corporation and the Corporation will reimburse HMC for the estimated value of these services.

5. Income Taxes

Deferred tax assets and liabilities relate to differences between the tax basis and financial reporting amounts of property and equipment, and accrued liabilities.

Pursuant to ASC 740-10-30-2, deferred tax assets and liabilities are measured using enacted tax rates applicable to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. On December 22, 2017, the President of the United States signed the "Act to provide for reconciliation pursuant to titles II and V of the concurrent resolution on the budget for fiscal year 2018" (referred to as the "Tax Cuts and Jobs Act"). The Act provides for a reduction in the corporate tax rate from a maximum tax rate of 35% to a flat tax rate of 21% effective for tax years beginning after December 31, 2017. As a result, the Corporation revalued its deferred tax assets and liabilities as of December 31, 2017, and recorded, before valuation allowance as described below, the effect of this change as a component of tax expense. The effect of the enacted federal rate is offset by a full valuation allowance, therefore, no tax expense or benefit was recorded for this change. The current tax expense rate of 21% will be effective beginning January 1, 2018.

The Corporation reduces its deferred income tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that all or a portion of a deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences are deductible. The Corporation has established a full valuation allowance against federal, state and local deferred tax assets due to uncertainty of utilization in the future when the temporary differences are deductible.

The components of deferred income taxes recognized as of December 31, 2017 are as follows:

Deferred tax assets	
Accrued vacation	$ 10,951
Salaries and wages	464,156
Straight line rent	360
Basis differences of property & equipment	8,983
Charitable contributions	22
Federal net operating losses	42,217
State net operating losses	16,075
Total deferred tax assets	542,764
Valuation allowance	(533,892)
Deferred tax liabilities	
Straight line lease incentive	(8,872)
Total deferred tax liabilities	(8,872)
Net deferred tax assets	$ 0

6. Fixed Assets

Fixed assets consist of the following as of December 31, 2017:

Computers and equipment	$ 188,097
Furniture and fixtures	79,828
Leasehold improvements	104,528
	372,453
Less: Accumulated depreciation and amortization	(230,550)
	$ 141,903

7. Related Party Transactions

The Corporation has a facilities agreement with HMC and incurs office rent expense related to various operating leases under this agreement. HMC is obligated under the terms of the various leases until 2024. The Corporation's portion of the rent expense is at the discretion of HMC.

HMC leases certain property and office space under an operating lease agreement that expires in 2019. This office space is primarily used by the Corporation's employees, and therefore, the Corporation incurs the related office rent expense.

As of December 31, 2017, HMC contributed $125,000 to the Corporation.

See Note 4 for disclosures regarding other agreements with affiliated entities.

HMC Investments, Inc.

Statement of Financial Condition
December 31, 2017

(With Report of Independent Registered Public Accounting Firm Thereon)